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                            April 9, 2021

       Gary Simanson
       President and Chief Executive Officer
       Thunder Bridge Capital Partners IV, Inc.
       9912 Georgetown Pike
       Suite D203
       Great Falls, VA 22066

                                                        Re: Thunder Bridge
Capital Partners IV, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 16,
2021
                                                            File No. 333-254359

       Dear Mr. Simanson:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form S-1 filed on March 16, 2021

       Notes to the Financial Statements
       Note 2. Summary of Significant Accounting Policies
       Subsequent Events, page F-11

   1. Please revise your disclosure to identify the date through which subsequent events have been evaluated. Refer
to ASC 855-10-50-1.

              You may contact Mindy Hooker at 202-551-3732 or John Cash at 202-551-3768 if you
       have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Geoff Kruczek at 202-551-3641 with any other
 Gary Simanson
Thunder Bridge Capital Partners IV, Inc.
April 9, 2021
Page 2

questions.



                                                       Sincerely,
FirstName LastNameGary Simanson
                                                      Division of Corporation
Finance
Comapany NameThunder Bridge Capital Partners IV, Inc.
                                                      Office of Manufacturing
April 9, 2021 Page 2
cc:       Stuart Neuhauser
FirstName LastName